                                                    Filed Pursuant to Rule 424B5
                                                      Registration No. 333-34763

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 1, 1998

PROSPECTUS SUPPLEMENT

(To Prospectus Dated September 3, 1997)

OMEGA HEALTHCARE INVESTORS, INC. LOGO
OMEGA HEALTHCARE INVESTORS, INC.
$125,000,000
      % Notes due 2002

Interest payable June 1 and December 1
ISSUE PRICE:     %

Interest on the   % Notes due 2002 (the "Notes") of Omega Healthcare Investors,
Inc. (the "Company") offered hereby is payable semiannually on June 1 and December 1, commencing December 1, 1998. The Notes will mature on June 1, 2002. The Notes are not redeemable prior to maturity.

The Notes will be represented by one or more Global Securities (as hereinafter defined) registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants. Except as provided herein, Notes in definitive form will not be issued.

SEE "RISK FACTORS" COMMENCING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                                                           UNDERWRITING
                                                    PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                   PUBLIC(1)              COMMISSIONS(2)           COMPANY(1)(3)
----------------------------------------------------------------------------------------------------------------------
Per Note                                               %                        %                        %
----------------------------------------------------------------------------------------------------------------------
Total                                                  $                        $                        $
----------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from June   , 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $375,000 payable by the Company.

The Notes are offered subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the
Notes will be made on or about June   , 1998 through the facilities of DTC,
against payment therefor in immediately available funds.

J.P. MORGAN & CO.  DONALDSON, LUFKIN & JENRETTE
                                              SECURITIES CORPORATION

June   , 1998

                                      MAP

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICES OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement nor the accompanying Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                          FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the accompanying Prospectus contain certain forward-looking statements within the meaning of Section 27A of the Securities
Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and is including this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of the Company include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/ regulatory changes (including changes to laws governing the taxation of REITs), availability of capital, interest rates, competition, supply and demand for healthcare properties in the Company's current and proposed market areas and general accounting principles, policies and guidelines applicable to REITs.
These risks and uncertainties, together with those stated under the caption
"Risk Factors" in the accompanying Prospectus, should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

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
Summary.....................................................     S-4
Risk Factors................................................     S-8
The Company.................................................    S-13
Properties..................................................    S-17
Use of Proceeds.............................................    S-19
Capitalization..............................................    S-20
Selected Financial and Operating Data.......................    S-21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    S-22
Description of Notes........................................    S-24
Certain Federal Income Tax Considerations...................    S-30
Underwriting................................................    S-33
Legal Matters...............................................    S-33

                                   PROSPECTUS

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
Available Information.......................................      3
Documents Incorporated by Reference.........................      3
The Company.................................................      5
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................      7
Use of Proceeds.............................................      7
Description of Securities...................................      7
Common Stock................................................      7
Preferred Stock.............................................      9
Debt Securities.............................................     12
Securities Warrants.........................................     17
Plan of Distribution........................................     19
Legal Matters...............................................     20
Experts.....................................................     20

                                    SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. Investors should consider carefully the risk factors related to the purchase of the Notes of the Company. See "Risk Factors."

                                  THE COMPANY

Omega Healthcare Investors, Inc. (the "Company") was incorporated in the State of Maryland on March 31, 1992. It is a self-administered real estate investment trust ("REIT") which invests primarily in income-producing healthcare facilities, principally long-term care facilities located in the United States.

As of March 31, 1998, the Company's portfolio of domestic investments consisted of 271 long-term care facilities, 3 medical office buildings and 2 rehabilitation hospitals. The Company owns and leases 189 long-term facilities, 3 medical office buildings and 2 rehabilitation hospitals, and provides mortgages, including participating and convertible participating mortgages, on 82 long-term healthcare facilities. The facilities are located in 28 states and operated by 29 unaffiliated operators. The Company's gross real estate investments at March 31, 1998 totaled $887.6 million. During 1997, new investments approximated $196 million as a result of entering into sale/leaseback transactions and making mortgage loans and other investments. During the first quarter of 1998, the Company acquired $97.8 million in real estate properties and placed $12 million in real estate mortgages, for total real estate investments for the quarter of $109.8 million.

The investment objectives of the Company are to pay regular cash dividends to shareholders; to provide the opportunity for increased dividends from annual increases in rental and interest income from revenue participations and from portfolio growth; to preserve and protect shareholders' capital; and to provide the opportunity to realize capital growth.

The Company intends to make and manage its investments (including the sale or disposition of property or other investments) in such a manner as to be consistent with the requirements of the Code (and regulations thereunder) to qualify as a REIT, unless, because of changes in circumstances or changes in the Code (or regulations thereunder), the Board of Directors determines that it is no longer in the best interests of the Company to qualify as a REIT.

The executive offices of the Company are located at 905 West Eisenhower Circle, Suite 110, Ann Arbor, Michigan 48103. Its telephone number is (734) 747-9790.

INVESTMENT STRATEGIES AND POLICIES

The Company maintains a diversified portfolio of income-producing healthcare facilities or mortgages thereon, with a primary focus on long-term care facilities located in the United States. In making investments, the Company generally seeks established, creditworthy, middle market healthcare operators which meet the Company's standards for quality and experience of management. Although the Company has emphasized long-term care investments, it intends to diversify prudently into other types of healthcare facilities or other properties. The Company actively seeks to diversify its investments in terms of geographic location, operators and facility types.

In evaluating potential investments, the Company considers such factors as: (i) the quality and experience of management and the creditworthiness of the operator of the facility; (ii) the adequacy of the facility's historical, current and forecasted cash flow to meet operational needs, capital expenditures and lease or debt service obligations, while providing a competitive return on investment to the Company; (iii) the construction quality, condition and design of the facility; (iv) the geographic area and type of facility; (v) the tax, growth, regulatory and reimbursement environment of the community in which the facility is located; (vi) the occupancy and demand for similar healthcare facilities in the same or nearby communities; and (vii) the payor mix of private, Medicare and Medicaid patients.

The Company plans to maintain its percentage of equity and equity-linked investments at approximately 65% to 75% of its portfolio and to increase the number of operators and geographic diversity of the facilities in its portfolio as well as to continue to expand its relationships with current operators.

The Company believes that a growing market exists for REITs focusing in the long-term care industry. According to data from the U.S. Census Bureau, in 1995 there were approximately 3.6 million Americans over the age of 85, comprising 1.4% of the total U.S. population. From 1960 to 1994, the population within this age group increased at more than five times the rate of the increase for the total population. The Company believes that the fundamentals of the long-term care and nursing home industry will continue to be strong and provide good opportunity for additional investment in the foreseeable future. The long-term care industry provides sub-acute medical and custodial care to the senior population of the United States. The demand for long-term care comes principally from those individuals over 85 years of age. Due to demographic trends, regulation and government support, the Company believes that the long-term care sector of the healthcare industry has been one of the less volatile segments of the industry.

The Company continually assesses and reassesses investments in other healthcare and senior medical services markets, including the assisted living market. Assisted living units are designed for seniors who need assistance with basic activities such as bathing, meal preparation and eating. While strong demographic demands support this segment, low barriers to entry and the unregulated nature of assisted living pose additional risks in this healthcare segment. The Company believes that there may be selected opportunities to participate in this sector, but to date has not made significant investments in properties of this type.

Additionally, the Company believes that acute care hospitals presently represent a substantial portion of healthcare expenditures in the United States. While the Company has made limited investments in this segment, with a total of approximately $50 million invested to date, the Company anticipates that future investments will result from the need for capital and the evolving demand for healthcare properties operated by acute care delivery systems.

                                  THE OFFERING

SECURITIES OFFERED.........  $125,000,000 aggregate principal amount of the   %
                             Notes due 2002.

MATURITY...................  The Notes will mature on June 1, 2002.

INTEREST PAYMENT DATES.....  Semi-annually on June 1 and December 1, commencing
                             December 1, 1998.

RANKING....................  The Notes will be unsecured obligations of the
                             Company and will rank equally with the Company's other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of the Company's subsidiaries.

USE OF PROCEEDS............  The net proceeds to the Company from the offering of the Notes will be used to repay a portion of the Company's revolving line of credit. See "Use of Proceeds."

REDEMPTION.................  The Notes are not redeemable prior to maturity.

LIMITATIONS ON INCURRENCE
OF INDEBTEDNESS............  The Notes contain various covenants including the following:

                             (1) Neither the Company nor any Subsidiary (as hereinafter defined) may incur any Debt (as hereinafter defined) if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis is greater than 60% of the sum ("Adjusted Total Assets") of
                             (i) the Total Assets (as hereinafter defined) of the Company and its Subsidiaries as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

                             (2) Neither the Company nor any Subsidiary may incur any Secured Debt (as hereinafter defined) if, after giving effect thereto, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

                             (3) The Company and its Subsidiaries will maintain Total Unencumbered Assets (as hereinafter defined) of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt (as hereinafter defined) of the Company and its Subsidiaries on a consolidated basis.

                             (4) Neither the Company nor any Subsidiary may incur any Debt if, after giving effect thereto, the ratio of Consolidated Income Available for Debt Service (as hereinafter defined) to the Annual Service Charge (as hereinafter defined) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x on a pro forma basis after giving effect to certain assumptions.

                             For a more complete description of the terms and definitions used in the foregoing limitations, see "Description of Notes -- Certain Covenants."

                                  RISK FACTORS

An investment in the Notes involves various risks, including those described below. Investors should carefully consider these risk factors together with all of the information set forth or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus in determining whether to purchase any Notes. Information contained or incorporated by reference in this Prospectus Supplement or in the accompanying Prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other comparable terminology. The following matters and certain other factors noted throughout this Prospectus Supplement and the accompanying Prospectus, and any documents incorporated by reference herein or therein and exhibits hereto and thereto, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause the Company's actual results to differ materially from those contained in any such forward-looking statements.

GOVERNMENT REGULATION

Potential Reduction in Revenues of Lessees/Borrowers Due to Healthcare
Reform. Federal healthcare legislation enacted in 1996 focused on assuring portability of employee healthcare benefits and increasing enforcement powers of federal agencies that investigate and prosecute fraud and abuse in federally funded healthcare programs. Ongoing federal budget constraints will continue to place priority on the need to slow the growth rate in federal healthcare expenditures. It is anticipated that further debate on overall structural reform of federal healthcare programs will affect additional legislative action on cost-containment. It also is anticipated that private payor efforts to contain or reduce healthcare costs will continue. These trends are likely to lead to reduced or slower growth in reimbursement for certain services provided by some of the Company's lessees and borrowers. No assurance can be given that the implementation of any reforms will not have a material adverse effect on the Company's financial condition or results of operations.

Potential Loss of Licensure or Certification by Lessees/Borrowers. The healthcare industry is highly regulated by federal, state and local law, and is directly affected by state and local licensure, fines, and loss of certification to participate in the Medicare and Medicaid programs, as well as potential criminal penalties. The failure of any lessee or borrower to comply with such laws, requirements and regulations could adversely affect its ability to operate its facilities and could affect such lessee's or borrower's ability to make debt or lease payments to the Company.

Reliance on Government Reimbursement by Lessees/Borrowers. A significant portion of the revenue of the Company's lessees and borrowers is derived from governmentally-funded reimbursement programs, such as Medicare and Medicaid. These programs are highly regulated and subject to frequent and substantial changes resulting from legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law.

The levels of revenues and profitability of the Company's lessees and mortgagors will continue to be affected by the ongoing efforts of third-party payors to contain or reduce the costs of healthcare. Recent legislation changes the Medicare payment methodology for skilled nursing facilities effective for cost reporting years commencing after July 1, 1998. The cost-based system will be replaced by a federal per diem rate that will be phased in over four years. The new per diem rate will be the sole payment for both direct nursing care ("Part A services") and ancillary services that were previously billed separately from the cost-based reimbursement system ("Part B services"). Capital costs are also to be included in the per diem rate. Many states have also converted to a system based on prospectively determined fixed rates.

Until 1997, state Medicaid programs were required to reimburse nursing facilities based on rates that were reasonable and adequate to meet the costs that must be incurred by efficiently and economically operated facilities in order to provide services in conformity with federal and state standards and to assure reasonable access to patients. This law restricted the ability of the states to reduce Medicaid payments. Congress repealed this requirement in 1997. Under the new law, states need only publish the methodology used to develop the proposed rates, along with a justification for the methodology, and allow public comment. Proposals have also been made to limit Medicaid reimbursement for healthcare services in many of the states in which the Company's facilities are located.

Any changes in reimbursement policies which reduce reimbursement levels could adversely affect revenues of the Company's lessees and borrowers and thereby adversely affect those lessees' and borrowers' abilities to make their monthly lease or debt payments to the Company. Failure of the lessees or borrowers to make their monthly payments would have a direct and material adverse impact on the Company.

HEALTHCARE REAL ESTATE INVESTMENT RISKS

The Company's investments in healthcare facilities are subject to various real estate related risks.

Volatility of Income and Returns. The possibility that the healthcare facilities will not generate income sufficient to meet operating expenses or will yield returns lower than those available through investments in comparable real estate or other investments are additional risks of investing in healthcare related real estate. Income from properties and yields from investments in such properties may be affected by many factors, including changes in governmental regulation (such as zoning laws), general or local economic conditions (such as fluctuations in interest rates and employment conditions), the available local supply of and demand for improved real estate, a reduction in rental income as the result of an inability to maintain occupancy levels, natural disasters (such as earthquakes and floods) or similar factors.

There can be no assurance that the Medicaid reimbursement programs in each of the states where the lessees' and mortgagors' facilities are located will reimburse rent or interest costs of the lessees and mortgagors at increased levels recognizing the initial sales to or borrowings from the Company. Failure by these state Medicaid programs to provide reimbursement at current or increased levels could have an adverse effect upon the cash flow of the facilities and, hence, on the ability of the Company's lessees and mortgagors to meet their respective payment obligations to the Company. Additionally, Medicare regulations provide that effective December 1, 1997, when a facility changes ownership (by sale or under certain lease transactions), reimbursement for depreciation and interest will be based on the cost to the owner of record as of August 5, 1997, less depreciation allowed. Previously, the buyer would use its cost of purchase up to the original owner's historical cost before depreciation. Such changes could adversely affect the resale value of the Company's healthcare facilities.

Illiquidity of Real Estate Investments. Real estate investments are relatively illiquid and, therefore, tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. All of the Company's properties are "special purpose" properties that could not be readily converted to general residential, retail or office use. Healthcare facilities that participate in Medicare or Medicaid must meet extensive program requirements, including physical plant and operational requirements, which are revised from time to time. Such requirements may include a duty to admit Medicare and Medicaid patients, limiting the ability of the facility to increase its private pay census beyond certain limits. Medicare and Medicaid facilities are regularly inspected to determine compliance, and may be excluded from the programs -- in some cases without a prior hearing -- for failure to meet program requirements. Transfers of operations of nursing homes and other healthcare-related facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate. Thus, if the operation of any of the Company's properties becomes unprofitable due to competition, age of improvements or other factors such that the lessee or borrower becomes unable to meet its obligations on the lease or mortgage loan, the liquidation value of the property may be substantially less, particularly relative to the amount owing on any related mortgage loan, than would be the case if the property were readily adaptable to other uses. The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the property or the replacement of the operator licensed to manage the facility. In addition, certain significant expenditures associated with real estate investment (such as real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. Should such events occur, the Company's income and cash flows from operations would be adversely affected.

Uninsured Loss. The Company currently requires, and it is the intention of the Company to continue to require, all lessees and borrowers to secure adequate comprehensive property and liability insurance that covers the Company as well as the lessee and borrower. Certain risks may, however, be uninsurable or not economically insurable and there can be no assurance the Company or a lessee will have adequate funds to cover all contingencies itself.

RELIANCE ON OPERATORS OF HEALTHCARE FACILITIES

As of March 31, 1998, the Company's facilities are operated by 29 independent healthcare operating companies. Approximately 67.6% of the Company's real estate investments are operated by seven public companies, including Sun Healthcare Group, Inc. (25.6%), Integrated Health Services, Inc. (13.4%), Advocat Inc. (12.7%), Paragon Health Network, Inc. (6.6%) and three other public companies (9.3%). Of the remaining independent operators, none operate investments in facilities representing more than 5.4% of the total real estate investments. The three largest states in which investments are located are Florida (13.4%), Indiana (11.4%) and Texas (7.0%).

The financial position of the Company and its ability to service its debt may be adversely affected by financial difficulties experienced by any of such operators, or any other major operator of the Company. See
"Properties -- Operators of Properties." On May 28, 1998, Unison Healthcare Corp. ("Unison"), which operates/manages 20 of the Company's facilities representing approximately 4.9% (approximately $43.5 million) of the total of the Company's real estate investments, filed for reorganization under the bankruptcy code. Previously, two subsidiaries of Unison also filed for reorganization under the bankruptcy code. See "The Company -- Recent Developments -- Unison Healthcare Corp."

In early 1996, Emerald Healthcare, Inc. ("Emerald") and ExtendaCare, Inc. ("ExtendaCare") became the operators of certain facilities in Indiana owned by the Company. Because ownership of the real property did not change, the State of Indiana initially declined to adjust cost based Medicaid rates as is required for a "new provider." The delays in receipt of such incremental reimbursement as well as occupancy issues and a buildup of Medicare/Medicaid receivables have created cash flow difficulties for each company. As a result, the Company agreed to defer receipt of certain payments pending receipt of the incremental Medicaid reimbursements. Emerald and ExtendaCare recently received Notice of New Medicaid Rates effective April 1, 1997, and are now entitled to receive the incremental reimbursement for paid Medicaid claims retroactive to April 1, 1997. While these operators are not current in payments to the Company, the Company has determined not to declare a default at the present time. The Company is continuing to review issues with these operators and there can be no assurance that the performance of these operators will be satisfactory over time. At March 31, 1998 the Indiana properties operated by Emerald represent investments of $28.5 million or 3.1% of investments; the Indiana properties operated by ExtendaCare represent investments of $21.1 million or 2.3% of investments.

DEBT FINANCING RISKS

Debt Financing. The Company is subject to the risks associated with debt financing, including the risk that the cash provided by the Company's operating activities will be insufficient to meet required payments of principal and interest, the risk of rising interest rates on the Company's floating rate debt that is not hedged, the risk that the Company will not be able to repay or refinance existing indebtedness (which generally will not have been fully amortized at maturity) or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. In the event the Company is unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company, or to obtain financing at unfavorable terms either of which might adversely affect the cash flow available to meet debt service obligations. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet required mortgage payments, the mortgage securing the property could be foreclosed upon by, or the property could be otherwise transferred to, the mortgagee with a consequent loss of income and asset value to the Company.

Degree of Leverage. At March 31, 1998, on a consolidated basis, the Company's borrowings were $461 million, including $62.5 million related to convertible subordinated debentures and the ratio of its borrowings to total assets was 48.9%, including 6.7% related to convertible subordinated debentures. On a proforma basis at March 31, 1998, after giving effect to the Offering and the application of the estimated net proceeds therefrom and certain other adjustments, including proceeds from the Series B Preferred Stock issued on April 28, 1998 and conversion of $13.5 million of subordinated debentures, the Company would have had borrowings of $401 million and had a ratio of borrowings to total assets of 43.1%. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including affecting the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes and making the Company more vulnerable to a downturn in its business or the economy generally. The Indenture (as hereinafter defined) contains financial and operating covenants including, among other things, limitations on the Company's ability to incur other indebtedness, sell assets and engage in mergers and consolidations and certain acquisitions. If the Company fails to comply with these covenants, the holders of the Notes will be able to accelerate the maturity of the applicable indebtedness. See "Description of Notes."

POSSIBLE ENVIRONMENTAL LIABILITIES

Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender (such as the Company) may be liable in certain circumstances for the costs of removal or remediation of certain hazardous or toxic substances at, under or disposed of in connection with such property, as well as certain other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances and may be imposed on the owner in connection with the activities of an operator of the property. The cost of any required remediation, removal, fines or personal or property damages and the owner's liability therefore could exceed the value of the property, and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral which, in turn, would reduce the Company's revenues.

Although the Company's leases and mortgage loans require the lessee and the borrower to indemnify the Company for certain environmental liabilities, the scope of such obligations may be limited and there can be no assurance that any such borrower or lessee would be able to fulfill its indemnification obligations.

POTENTIAL RISKS FROM BANKRUPTCIES OF LESSEES

Generally, the Company's lease arrangements with a single operator who operates more than one of the Company's Facilities is pursuant to a single master lease (a "Master Lease" or collectively, the "Master Leases"). Although each lease or Master Lease provides that the Company may terminate the Master Lease upon the bankruptcy or insolvency of the tenant, the Bankruptcy Reform Act of 1978 ("Bankruptcy Code") provides that a trustee in a bankruptcy or reorganization proceeding under the Bankruptcy Code (or debtor-in-possession in a reorganization under the Bankruptcy Code) has the power and the option to assume or reject the unexpired lease obligations of a debtor-lessee. In the event that the unexpired lease is assumed on behalf of the debtor-lessee, all the rental obligations thereunder generally would be entitled to a priority over other unsecured claims. However, the court also has the power to modify a lease if a debtor-lessee in a reorganization were required to perform certain provisions of a lease that the court determined to be unduly burdensome. It is not possible to determine at this time whether or not any lease or Master Lease contains any such provisions. If a lease is rejected, the lessor has a general unsecured claim limited to any unpaid rent already due plus an amount equal to the rent reserved under the lease, without acceleration, for the greater of one year or 15% of the remaining term of such lease, not to exceed three years. If any lease is rejected, the Company may also lose the benefit of any participation interest or conversion right.

COMPETITION

The Company competes for additional healthcare facility investments with other healthcare investors, including other real estate investment trusts. The operators of the facilities compete with other regional or local nursing care facilities for the support of the medical community, including physicians and acute care hospitals, as well as the general public. Some significant competitive factors for the placing of patients in skilled and intermediate care nursing facilities include quality of care, reputation, physical appearance of the facilities, services offered, family preferences, physician services and price.

POSSIBLE CHANGE OF INVESTMENT STRATEGIES AND POLICIES AND CAPITAL STRUCTURE

The Board of Directors, without the approval of the shareholders, may alter the Company's investment strategies and policies if they determine in the future that such a change is in the best interests of the Company and its shareholders. The methods of implementing the Company's investment strategies and policies may vary as new investments and financing techniques are developed.

TAX RISKS

The Company was organized and believes that it has conducted and it intends to conduct its operations so as to qualify for taxation as a REIT under Sections 856 through 860 of the Code. See "Certain Federal Income Tax Considerations." Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations and involve the determination of various factual matters and circumstances not entirely within the Company's control. No assurances can be given that the Company will at all times satisfy these rules and tests.

If the Company were to fail to qualify as a REIT in any taxable year, as a result of a determination that it failed to meet the annual distribution requirements or otherwise, the Company would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings and cash flow of the Company available for investment, debt service or distribution to shareholders because of the additional tax liability to the Company for the years involved. In addition, distributions to shareholders would no longer be required to be made. See "Certain Federal Income Tax Considerations."

                                  THE COMPANY

The Company is a self administered REIT which invests primarily in income-producing healthcare facilities, principally long-term care facilities located in the United States. The Company's business objectives are to generate stable and increasing cash flow and provide the opportunity for increased dividends from annual increases in rental and interest revenue participation and from portfolio growth and to preserve and protect shareholders' capital, pay regular cash dividends and provide holders of common stock the opportunity to realize capital growth.

The Company intends to make and manage its investments (including the sale or disposition of property or other investments) in such a manner as to be consistent with the requirement of the Code (and regulations thereunder) to qualify as a REIT, unless, because of changes in circumstances or changes in the Code (or regulations thereunder), the Board of Directors determines that it is no longer in the best interest of the Company to qualify as a REIT.

As of March 31, 1998, the Company's portfolio of domestic investments consisted of 271 long-term care facilities, 3 medical office buildings and 2 rehabilitation hospitals. The Company owns and leases 189 long-term facilities, 3 medical office buildings and 2 rehabilitation hospitals, and provides mortgages, including participating and convertible participating mortgages, on 82 long-term healthcare facilities. The facilities are located in 28 states and operated by 29 unaffiliated operators. The Company's gross real estate investments at March 31, 1998 totaled $887.6 million. During 1997, new investments approximated $196 million as a result of entering into sale/leaseback transactions and making mortgage loans and other investments. During the first quarter of 1998, the Company acquired $97.8 million in real estate properties and placed $12 million in real estate mortgages, for total real estate investments for the quarter of $109.8 million.

INVESTMENT STRATEGIES AND POLICIES

A fundamental investment strategy of the Company is to obtain contractual rent escalations under long-term, non-cancelable triple net leases (whereby the tenant is responsible for all maintenance, repairs, taxes and insurance on the leased properties), revenue participations through participating mortgage loans and substantial security deposits. Additional security is typically provided by covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate/personal guarantees, when appropriate.

The Company prefers to invest in equity ownership of properties. Due to regulatory, tax or other considerations, the Company sometimes pursues alternative investment structures, including Convertible Participating and Participating Mortgages, that achieve returns comparable to equity investments. The following summarizes the four primary structures currently used by the
Company:

          Purchase/Leaseback. The Company's owned properties are generally leased under provisions of leases for terms ranging from 5 to 17 years, plus renewal options. The leases originated by the Company generally provide for minimum annual rentals which are subject to annual formula increases (i.e., based upon such factors as increases in the Consumer Price Index ("CPI") or increases in the revenues of the underlying properties), with certain fixed minimum and maximum levels. Generally, the operator holds an option to repurchase the property at set dates and at prices based on specified formulas.

          Convertible Participating Mortgage. Convertible Participating Mortgages are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Interest rates are usually subject to annual increases based upon increases in the CPI or increases in revenues of the underlying long-term care facilities, with certain maximum limits. Convertible Participating Mortgages afford the Company an option to convert its mortgage into direct ownership of the property, generally within six to nine years from inception; they are then subject to a leaseback to the operator for the balance of the original agreed term and for the original agreed participations in revenues or CPI adjustments. This allows the Company to capture a portion of the potential appreciation in value of the real estate. The operator has the right to purchase the Company's option at prices based on specified formulas.

          Participating Mortgage. Participating Mortgages of the Company are secured by first mortgage liens on the underlying real estate and personal property of the mortgagor. Interest rates are usually subject to annual increases based upon increases in the CPI or increases in revenues of the underlying long-term care facilities, with certain maximum limits.

          Fixed-Rate Mortgage. These Mortgages of the Company, with a fixed interest rate for the mortgage term, are also secured by first mortgage liens on the underlying real estate and personal property of the mortgagor.

The Company may determine to finance acquisitions through the exchange of properties or the issuance of shares of its capital stock to others, if such transactions otherwise satisfy the Company's investment criteria. The Company also has authority to repurchase or otherwise reacquire its common stock or any other securities and may determine to do so in the future.

To the extent that the Company's Board of Directors determines to obtain additional capital, the Company may raise such capital through additional equity offerings, debt financings or retention of cash flow (subject to provisions of the Code, as amended concerning the taxability of undistributed income of REITs), or a combination of these methods.

The Board of Directors, without the approval of the shareholders, may alter the Company's investment policies if the Board determines in the future that such a change is in the best interests of the Company and its shareholders. The methods of implementing the Company's investment policies may vary as new investments and financing techniques are developed or otherwise employed.

RECENT DEVELOPMENTS

Principal Healthcare Finance Limited and Omega Worldwide, Inc.

In 1995 the Company sponsored the organization of Principal Healthcare Finance Limited ("Principal"), an Isle of Jersey company, whose purpose is to invest in nursing homes and long-term care facilities in the United Kingdom. The Company had invested approximately $7 million for 4,327,500 ordinary shares of Principal and owned approximately 43% of the outstanding ordinary shares at December 31, 1997 together with a L15 million principal amount subordinated debenture due June 30, 2000 and warrants to purchase 10,555,000 ordinary shares. The Company also provided investment advisory and management services to Principal and from time to time had advanced temporary loans to Principal. At December 31, 1997 Principal owned and leased to operators 154 facilities representing approximately 7,200 nursing homes beds in England, Scotland and Northern Ireland for which it had invested approximately L215 million.

In November, 1997, the Company formed a separate company, Omega Worldwide, Inc. ("Worldwide") and determined to contribute substantially all of its Principal assets to Worldwide in exchange for approximately 8.5 million shares of Worldwide common stock, reserving in the Company only 990,000 ordinary shares of Principal (approximately 9%). Of the 8,500,000 shares of Worldwide received by the Company, approximately 5,200,000 were distributed on April 2, 1998 to the shareholders of the Company on the basis of one Worldwide share for every 3.77 common shares of the Company held by shareholders of the Company on the record date of February 1, 1998. Of the remaining 3,300,000 shares of Worldwide received by the Company, approximately 1,000,000 shares or approximately 9% of Worldwide are being held by the Company, and the other 2,300,000 shares were sold by the Company on April 3, 1998 for net proceeds of approximately $16,250,000 in a secondary offering pursuant to a registration statement of Worldwide. The market value of the distribution to shareholders to be recorded in the second quarter of 1998 approximates $39 million or $1.99 per share of the Company's common stock. The proceeds from the secondary offering and other consideration received by the Company in the exchange exceeded the carrying value of the interests transferred by approximately $32 million, which will be included as a non-recurring gain in net earnings in the second quarter of 1998.

Series B Preferred Stock

On April 28, 1998, the Company issued 2 million shares of 8.625% Series B Cumulative Preferred Stock (the "Series B Preferred Stock") at $25 per share. Dividends on the Series B Preferred Stock are cumulative from the date of original issue and are payable quarterly commencing on August 15, 1998.

Unison Healthcare Corp.

In the ordinary course of its business activities, the Company periodically evaluates investment opportunities and extends credit to customers. It also is regularly engaged in lease and loan extensions and modifications and believes its management has the experience and expertise to deal with such issues as may arise from time to time. Through two subsidiaries (BritWill I and BritWill II) and an affiliated partnership (BritWill Indiana Partnership) (the "BritWill Entities") Unison Healthcare Corporation (the "Tenant") currently operates twenty nursing homes representing approximately 2,000 licensed nursing beds with a total Company investment of $43.5 million, or approximately 4.6% of the assets of the Company at March 31, 1998. Fourteen of the facilities are leased in Indiana and Texas and six facilities are subject to a mortgage loan of approximately $9 million. At December 31, 1997 Unison was in default under several provisions of its lease agreement and mortgage notes with the Company, including non-payment of rents and interest totaling $1.5 million. Pursuant to due notice, the Company as of January 2, 1998, terminated the leases with respect to fourteen properties and accelerated the indebtedness with respect to six properties. Subsequently in January 1998, the BritWill Entities filed for protection under the bankruptcy code in order to stay the Company's recovery of possession of the premises. At January 1, 1998, the Company held cash deposits totaling approximately $3.9 million as security for the performance by the BritWill Entities of their obligations and, in addition, held the guarantee of the Tenant and the personal guarantee of its Chairman of the Board. In January 1998, the Company applied $1.6 million from the cash deposits held to reduce the mortgage indebtedness and interest due thereunder; the Company continues to hold approximately $2.3 million in liquidity and security deposits. The Company has vigorously pursued its remedies under various agreements, guarantees and undertakings, has applied to the bankruptcy court for relief from the automatic bankruptcy stay and has also filed an action in Federal court and then refiled in Texas court to enforce the guarantee of the Chairman of the Board of Directors of the Tenant. The Company has also requested and been granted an order compelling payment in an amount equal to the monthly rent which would have been payable by the BritWill Entities under the leases. The BritWill Entities have made rental payments on leases of properties owned by the Company of approximately $363,000 monthly for each month to date in 1998 but they have not made payments of interest (approximately $103,000 per month) during 1998. Because the Company has been advised by bankruptcy counsel that BritWill Entities lease certain Texas properties from an affiliated partnership to which the automatic stay may be applicable, the Company has suspended its Texas state foreclosure proceedings and its claim under the Tenant's guarantee, pending action by the bankruptcy court to lift the automatic stay. The Tenant requested that the Company enter into negotiations to reinstate or renew its leases and reinstate the mortgage. While the Company has continued to pursue its legal remedies in bankruptcy and in Texas state courts, it has also begun negotiations with the Tenant and the holders of the Tenant's senior and subordinated bonds. Such negotiations are in a preliminary stage and no assurance can be given that such negotiations will achieve a result satisfactory to the Company. On May 28, 1998, the Tenant itself filed for reorganization under the bankruptcy code. The Company believes that there will be no material adverse effect on its financial condition or results of operations as a result of the several bankruptcy filings and expects that it will either recover possession of its assets in order to lease them to others or will come to agreement with respect to their continued operation by the Tenant. However, there can be no assurance that further adverse financial developments with the tenant or in the bankruptcy proceeding will not occur.

INDUSTRY

The Company believes that a growing market exists for REITs focusing in the long-term care industry. According to data from the U.S. Census Bureau, in 1995 there were approximately 3.6 million Americans over the age of 85, comprising 1.4% of the total U.S. population. From 1960 to 1994, the population within this age group increased at more than five times the rate of the increase for the total population. The Company believes that the fundamentals of the long-term care and nursing home industry will continue to be strong and provide good opportunity for additional investment in the foreseeable future. The long-term care industry provides sub-acute medical and custodial care to the senior population of the United States. The demand for long-term care comes principally from those individuals over 85 years of age. Due to demographic trends, regulation and government support, the Company believes that the long-term care sector of the healthcare industry has been one of the less volatile segments of the industry.

The demand for long-term care will be met by several types of care providers, including acute care hospitals, skilled nursing facilities and assisted living facilities. The level of care required by the individual will be a significant determinant of the type of facility that the individual chooses.

                                   PROPERTIES

The following is a summary of the Company's investments as of March 31, 1998:

OWNED PROPERTIES

                                                       NUMBER OF     NUMBER OF       COST OF        ANNUALIZED
             LOCATION                                  FACILITIES      BEDS        INVESTMENTS      REVENUES(1)
             --------                                  ----------    ---------     -----------      -----------
Alabama............................                         9          1,121       $ 35,223,753     $ 4,231,493
Arkansas...........................                        12          1,273         37,887,832       5,134,504
California.........................                        18          1,453         56,012,510       5,465,963
Colorado...........................                         1             56            750,000          97,920
Florida............................                         9          1,406         74,643,043       7,853,909
Idaho..............................                         1             40            600,000          64,260
Illinois...........................                        10          1,460         57,530,232       6,129,498
Indiana............................                        68          3,327        101,391,238      12,851,633
Iowa...............................                         7            568         15,877,299       1,698,153
Kansas.............................                         1            173          2,500,000         219,304
Kentucky...........................                         9            943         35,994,808       3,847,589
Louisiana..........................                         1            131          4,602,573         517,968
Massachusetts......................                         1            135          8,300,000         888,930
Missouri...........................                         1            360          9,000,000       1,183,253
North Carolina.....................                         7            891         29,745,741       3,146,659
New Hampshire......................                         1             62          5,800,000         580,000
Ohio...............................                         5            554         31,953,638       3,255,797
Pennsylvania.......................                         5            413         49,931,250       5,924,821
Tennessee..........................                         5            606         17,447,259       2,092,004
Texas..............................                        15          1,781         44,663,571       5,271,436
Washington.........................                         2            319         15,900,000       1,761,287
West Virginia......................                         6            616         23,183,746       2,391,816
                                                          ---         ------       ------------     -----------
    Total..........................                       194         17,688       $658,938,493     $74,635,197
                                                          ===         ======       ============     ===========

-------------------------
(1) Based upon contractual terms of leases and levels of investment at March 31, 1998.

MORTGAGES

                                     FACE AMOUNT OF                                 AMOUNT OF
                                        MORTGAGE       NUMBER OF     NUMBER OF    MORTGAGE LOANS    ANNUALIZED
             LOCATION                    LOANS         FACILITIES      BEDS        OUTSTANDING      REVENUES(1)
             --------                --------------    ----------    ---------    --------------    -----------
California.........................   $  3,073,280          3            250       $  2,821,064     $   312,896
Florida............................     43,953,750         12          1,370         43,887,297       5,282,611
Georgia............................     12,000,000          2            304         12,000,000       1,152,000
Iowa...............................      3,799,546          2            250          3,714,205         392,399
Kentucky...........................     14,703,692          6            486         14,646,581       1,632,064
Maine..............................     24,386,000         11            619         24,150,491       2,924,019
Massachusetts......................      2,114,000          1             33          2,093,584         253,481
Michigan...........................     58,800,000         13          1,863         58,800,000       9,242,124
Missouri...........................      5,600,000          5            330          5,268,717         599,455
Nevada.............................        598,661          1             73            472,877          52,220
New Mexico.........................      1,623,692          2            156          1,579,650         167,060
Ohio...............................     20,031,888          7            735         19,044,860       2,088,101
Tennessee..........................     18,232,000          4            546         18,232,000       2,583,155
Texas..............................     20,570,450         12          1,793         17,819,644       2,236,095
Utah...............................      1,917,430          1            100          1,907,998         200,961
Other-- construction loans.........      2,181,597         --             --          2,181,597         234,522
                                      ------------        ---         ------       ------------     -----------
    Total..........................   $233,585,986         82          8,908       $228,620,565     $29,353,163
                                      ============        ===         ======       ============     ===========

-------------------------
(1) Based upon contractual terms of the mortgages and principal outstanding at March 31, 1998.

The mortgage notes are secured by first mortgage liens on the borrowers' underlying real estate and personal property.

OPERATORS OF PROPERTIES

The Company's strategy incorporates the expansion of its base of operators. Since the initial public offering of the Company in 1992, the number of operators has increased from 2 to 29 as of March 31, 1998. The following is a summary of current operators that represent more than 4% of total real estate investments.

                                                                   PERCENT OF        INVESTMENT
OPERATOR/STATE                                                  TOTAL INVESTMENT       AMOUNT
--------------                                                  ----------------     ----------
Sun Healthcare Group, Inc...................................          25.62%        $227,434,724
  Alabama, California, Florida, Idaho, Illinois, Indiana,
  Iowa, Louisiana, Massachusetts, North Carolina, Ohio,
  Tennessee, Texas, Washington, West Virginia
Integrated Health Services, Inc.............................          13.35          118,493,582
  California, Florida, Georgia, Illinois, New Hampshire,
  Ohio, Pennsylvania, Washington
Advocat Inc.................................................          12.70          112,744,497
  Alabama, Arkansas, Florida, Kentucky, Ohio, Tennessee,
  West Virginia
Paragon Health Network......................................           6.62           58,800,000
  Michigan
Unison Healthcare Corp......................................           4.91           43,548,186
  Indiana, Texas
Other Public Companies......................................           4.39           38,873,647
                                                                     ------         ------------
       Public Companies Total...............................          67.59%        $599,894,636
                                                                     ------         ------------
Emerald Healthcare, Inc.....................................           5.39%        $ 47,813,494
  Florida, Illinois, Indiana
Extendacare, Inc............................................           4.30           38,200,215
  Indiana, Kentucky
Other Private Companies.....................................          22.72          201,650,714
                                                                     ------         ------------
       Private Companies Total..............................          32.41%        $287,664,423
                                                                     ------         ------------
       Grand Total..........................................         100.00%        $887,559,059
                                                                     ======         ============

                                USE OF PROCEEDS

The net cash proceeds to the Company from the sale of the Notes (after payment of all underwriting discounts and commissions and expenses of the Offering) are estimated to be approximately $124 million. The Company intends to use all such net proceeds to pay down a portion of its borrowings under its revolving line of credit (of which approximately $190 million was outstanding at March 31, 1998 and approximately $141 million was outstanding as of the date of this Prospectus Supplement). Such borrowings bear interest at LIBOR plus 1.00% or, at the Company's option, at the prime rate and the current agreement extends through September 2000. As part of its investment strategies, the Company continually assesses and reassesses investments and from time to time engages in discussions concerning possible acquisitions, some of which may be material in size. The Company expects to incur additional indebtedness under the revolving credit facility to finance future investments.

                                 CAPITALIZATION

The following table sets forth the historical consolidated capitalization of the Company as of March 31, 1998, and the capitalization of the Company as of that date as adjusted to give effect to (i) the conversion of convertible debentures which occurred in April and (ii) the issuance of Series B Preferred Stock in April. Additionally, the table reflects the pro forma effect of the issuance of the $125,000,000 of Notes offered hereby (the "Offering") and the application of the net proceeds therefrom as described in "Use of Proceeds." The capitalization table should be read in conjunction with the Company's Quarterly Report on Form 10-Q for the three-month period ended March 31, 1998 and related notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                        MARCH 31, 1998
                                                             ------------------------------------
                                                                              AS
                                                             HISTORICAL   ADJUSTED(1)   PRO FORMA
                                                             ----------   -----------   ---------
                                                                         (UNAUDITED)
                                                                        (IN THOUSANDS)
Debt:
  Acquisition line of credit...............................  $ 189,833     $ 141,833    $  17,833
       % Notes due 2002....................................         --            --      125,000
  Other unsecured borrowings...............................    186,705       186,705      186,705
  Secured borrowings.......................................     22,208        22,208       22,208
  Subordinated convertible debentures(2)...................     62,485        48,955       48,955
                                                             ---------     ---------    ---------
       Total debt..........................................    461,231       399,701      400,701
Shareholders' Equity:
  Preferred stock $1.00 par value: 10,000 shares
     authorized; 2,300 shares Series A issued and
     outstanding (historical); 2,300 shares Series A and
     2,000 Series B issued and outstanding (as adjusted and
     pro forma)............................................     57,500       107,500      107,500
  Common stock $.10 par value; 50,000 shares authorized,
     19,635 issued and outstanding (historical); 20,137
     issued and outstanding (as adjusted and proforma).....      1,964         2,014        2,014
Additional paid-in capital.................................    443,385       454,655      454,655
Stock option loans.........................................     (3,162)       (3,162)      (3,162)
Cumulative net earnings....................................    148,371       148,371      148,371
Cumulative dividends paid..................................   (180,311)     (180,311)    (180,311)
Unamortized restricted stock awards........................       (882)         (882)        (882)
                                                             ---------     ---------    ---------
       Total shareholders' equity..........................    466,865       528,185      528,185
                                                             ---------     ---------    ---------
       Total capitalization................................  $ 928,096     $ 927,886    $ 928,886
                                                             =========     =========    =========

-------------------------
(1) To adjust for the issuance of 2,000,000 shares of Series B Preferred Stock by the Company on April 28, 1998 at a liquidation preference of $25 per share, less underwriters discount of $1,575,000 and estimated expenses of $425,000 and the conversion of $13,530,000 of Debentures for 501,809 shares of common stock during April 1998. Net proceeds from the issuance of preferred stock were used to reduce borrowings on the acquisition line of credit.

(2) On January 24, 1996, the Company issued $95 million of 8.5% Subordinated Convertible Debentures (the "Debentures") due 2001. The Debentures are convertible at any time into shares of common stock at a conversion price of $26.962 per share.

                     SELECTED FINANCIAL AND OPERATING DATA

The following table sets forth summary operating and financial information which should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and the Quarterly Report on Form 10-Q for the three-month period ended March 31, 1998, which are incorporated by reference into this Prospectus Supplement. This data also should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference herein and included elsewhere in this Prospectus Supplement.

                                                 THREE-MONTH PERIOD
                                                   ENDED MARCH 31,                       YEAR ENDED DECEMBER 31,
                                                ---------------------   ---------------------------------------------------------
                                                  1998        1997        1997        1996        1995       1994(1)      1993
                                                  ----        ----        ----        ----        ----       -------      ----
                                                     (UNAUDITED)
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS, RATIOS, AND PROPERTY DATA)
OPERATING DATA:
Revenue:
  Rental income...............................  $ 17,281    $ 11,420    $ 54,073    $ 42,688    $ 40,335    $ 22,142    $ 10,035
  Mortgage interest income....................     7,205       6,999      28,727      24,692      18,621      14,578      10,077
  Other.......................................     1,782       1,593       8,020       5,747       2,474       1,027         638
                                                --------    --------    --------    --------    --------    --------    --------
                                                  26,268      20,012      90,820      73,127      61,430      37,747      20,750
EXPENSES:
  Depreciation and amortization...............     5,127       3,569      16,910      13,693      12,995       6,684       2,743
  Interest....................................     7,629       5,320      24,423      20,836      15,325      10,549       4,605
  General and administrative..................     1,365       1,134       4,636       4,008       3,620       2,737       1,829
                                                --------    --------    --------    --------    --------    --------    --------
                                                  14,121      10,023      45,969      38,537      31,940      19,970       9,177
                                                --------    --------    --------    --------    --------    --------    --------
Net earnings available to common before
  extraordinary charge........................    12,147       9,989      44,851      34,590      29,490      17,777      11,573
Extraordinary charge from prepayment of
  debt........................................        --          --          --          --       6,479          --          --
Preferred stock dividends.....................     1,330          --       3,546          --          --          --          --
                                                --------    --------    --------    --------    --------    --------    --------
Net earnings available to common
  shareholders................................  $ 10,817    $  9,989    $ 41,305    $ 34,590    $ 23,011    $ 17,777    $ 11,573
                                                ========    ========    ========    ========    ========    ========    ========
PER COMMON SHARE:
  Net earnings before extraordinary charge....  $   0.55    $   0.53    $   2.16    $   2.01    $   1.83    $   1.70    $   1.78
  Net earnings, basic.........................  $   0.55    $   0.53    $   2.16    $   2.01    $   1.43    $   1.70    $   1.78
  Net earnings, diluted.......................  $   0.55    $   0.53    $   2.16    $   2.01    $   1.43    $   1.70    $   1.78
  Dividends per share(2)......................  $   0.67    $  0.645    $   2.58    $   2.48    $   2.36    $   2.20    $   2.04
  Weighted average number of common shares
    outstanding (000's), basic................    19,609      18,708      19,085      17,196      16,071      10,451       6,513
  Weighted average number of common shares
    outstanding (000's), diluted..............    19,709      18,771      19,137      17,240      16,081      10,459       6,518
BALANCE SHEET DATA (AT END OF PERIOD):
Real estate properties-- net..................  $606,100    $418,338    $512,907    $343,293    $336,720    $325,048    $123,753
Mortgage notes receivable.....................   228,621     216,586     218,353     217,474     158,290     141,360     104,641
Total investments.............................   910,225     701,769     791,780     610,377     527,609     466,408     228,394
Total assets..................................   941,417     725,540     816,108     634,836     551,188     500,731     243,587
Acquisition line of credit....................   189,833      98,425      58,300       6,000      74,690      20,000      14,500
Subordinated convertible debentures...........    62,485      73,225      62,485      94,810          --          --          --
OTHER BORROWINGS:
  Secured borrowings..........................    22,208      27,765      22,261      24,274      34,069     128,603      95,123
  Unsecured borrowings........................   186,705      86,381     186,705     111,384      86,384       5,000       8,450
Total liabilities.............................   474,552     322,249     347,887     251,829     204,059     162,188     120,873
Total shareholders' equity....................   466,865     403,291     468,221     383,007     347,129     338,543     122,714
OTHER DATA:
Ratio of earnings to combined fixed charges
  and preferred stock dividends(3)............      2.21x       2.89x       2.48x       2.66x       2.92x       2.69x       3.51x
EBITDA/interest...............................     3.37x       3.70x       3.66x       3.41x       4.05x       3.68x       4.38x
EBITDA/fixed charges and preferred stock
  dividends...................................     2.78x       3.56x       3.09x       3.33x       3.77x       3.32x       4.11x
Number of facilities..........................       276         232         263         217         186         176          71

-------------------------
(1) The Company acquired Health Equity Properties Incorporated ("HEP") on September 30, 1994.
(2) Dividends per share are those declared and paid during such period with respect to common stock.
(3) For purposes of calculating the ratio set forth in the table of earnings to combined fixed charges and preferred stock dividends, net earnings (before extraordinary charge from prepayment of debt in 1995) has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and, starting with the period ended June 30, 1997, preferred stock dividends for the Series A Cumulative Preferred Stock.
(4) For purposes of calculating the EBITDA ratios set forth in the table EBITDA comprises the sum of earnings before extraordinary charges, interest income, interest expense, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA should be considered in conjunction with all of the information in the Selected Consolidated Financial and Operating Data. The Company's Consolidated Financial Statements and the Notes thereto prepared in accordance with generally accepted accounting principles and included in the Company's Form 10-K for the year ended December 31, 1997 and the Company's Form 10-Q for the three-month period ended March 31, 1998 are incorporated herein by reference. The Company has presented EBITDA because it is used by certain investors to determine a company's ability to service debt.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the Company's future development activities, the future condition and expansion of the Company's markets, the Company's ability to meet its liquidity requirements and the Company's growth strategies, as well as other statements which may be identified by the use of forward-looking terminology such as "may," "will," "expect," "estimate," "anticipate," "continue," or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts contained in Management's Discussion and Analysis involve risks and uncertainties that could cause actual results to differ from projected results. Some of the factors that could cause actual results to differ materially include: the financial strength of the operators of the Company's facilities as it affects their continuing ability to meet their obligations to the Company under the terms of the Company's agreements with such operators; changes in the reimbursement levels under the Medicare and Medicaid programs; operators' continued eligibility to participate in the Medicare and Medicaid programs; changes in reimbursement by other third party payors; occupancy levels at the Company's facilities; the availability and cost of capital; possible environmental liabilities; potential risks from bankruptcies of lessees; the strength and financial resources of the Company's competitors; the Company's ability to make additional real estate investments at attractive yields and changes in tax laws and regulations affecting REITS.

Following is a discussion of the consolidated financial condition and results of operations of the Company which should be read in conjunction with the consolidated financial statements and accompanying notes.

RESULTS OF OPERATIONS

Revenues for the three-month period ending March 31, 1998 totaled $26.3 million an increase of $6.3 million over the period ending March 31, 1997. The 1998 revenue growth stems primarily from additional real estate investments of approximately $216.6 million during the twelve-month period ending March 31, 1998. Total real estate investments of $888 million as of March 31, 1998 have an average annualized yield of approximately 11.71%.

Expenses for the three-months ended March 31, 1998 totaled $14.1 million, an increase of $4.1 million over expenses for 1997. The provision for depreciation and amortization for the three-month period ended March 31, 1998 totaled $5,127,000, increasing $1,558,000, over the same periods in 1997 as a result of additional real estate investments.

Interest expense for the three-month period ended March 31, 1998 was $7.6 million, compared with $5.3 million for the same period in 1997. The increase in 1998 is primarily due to higher average outstanding borrowings during the 1997 period, offset partially by slightly lower interest rates.

General and administrative expenses for the three-month period ended March 31, 1998 totaled approximately $1,365,000. These expenses for the three-month period were approximately 5.2% of revenues, as compared to 5.7% of revenues for the 1997 three-month period.

No provision for Federal income taxes has been made since the Company intends to continue to qualify as a real estate investment trust under the provision of
Section 856 through 860 of the Code. Accordingly, the Company will not be subject to Federal income taxes on amounts distributed to shareholders provided it distributes at least 95% of its real estate investment trust taxable income and meets certain other conditions.

Net earnings available to common shareholders were $10,817,000 for the three-month period, an increase of approximately $828,000 over the 1997 period. The increase stems from the various factors mentioned above, offset partially by the payment of preferred stock dividends in the first quarter of 1998. Net earnings per common share increased 3.8% to $.55 for the three-month period.

LIQUIDITY AND CAPITAL RESOURCES

In April, 1998, the Company received approximately $17,250,000 gross proceeds from the sale of shares of Worldwide. It also raised approximately $48 million from proceeds of the issuance of Series B Preferred Stock.

The Company continually seeks new investments in healthcare real estate properties, primarily long-term care facilities, with the objective of profitable growth and further diversification of the investment portfolio. Permanent financing for future investments is expected to be provided through a combination of both private placement and public offerings of debt and/or equity securities. Management believes the Company's liquidity and various sources of available capital are adequate to finance operations, fund future investments in additional facilities, and meet debt service requirements.

The Company has demonstrated a strong capacity to access the capital markets by raising more than the $1 billion in capital since it was organized in 1992. The Company raised more than $500 million in equity, including $130 from the initial public offering in 1992, $73 million from a follow-on common stock offering in 1994, $165 million from the Health Equity Properties acquisition in 1994 and three additional offerings, the latest represented by the offering of preferred stock completed in April 1998. Additionally, over $600 million of debt capital has been raised, some of which has been used to retire secured borrowings with higher interest rates. In 1996, the Company completed a placement of $95 million of 8.5% Convertible Subordinated Debentures due 2001, and executed an agreement to increase its current bank line of credit facility by $50 million and to extend the term of the revolving credit agreement to July 1999. In August 1997 the Company completed a $100 million 10-year senior note offering priced to yield 6.99%. In September 1997 the Company completed the second amended and restated loan agreement. The new agreement provides for total permitted borrowings of up to $200 million, reduces interest rates on borrowings, and extends the term of the agreement to September 2000.

As of March 31, 1998, the Company has total assets of $941 million, shareholders' equity of $467 million, and long-term borrowings of $271 million, representing 29% of the total capitalization. The Company anticipates eventually attaining and then expects to generally maintain a long-term debt-to-capitalization ratio of approximately 40%. At March 31, 1998, the Company had available permitted borrowings of $10,167,000 under its revolving line of credit arrangement.

In February 1997, the Company filed a Form S-4 shelf registration statement with the Securities and Exchange Commission registering common stock totaling $100 million to be issued in connection with future property acquisitions. Additionally, on August 29, 1997 the Company filed a Form S-3 shelf registration statement with the Securities and Exchange Commission permitting the issuance of up to $200 million related to common stock, unspecified debt, preferred stock and convertible securities. Following the issue of the Notes offered hereby, approximately $25 million will remain available.

The Company distributes a large portion of the cash available from operations. Cash dividends paid totaled $0.67 per share for the three-month period ending March 31, 1998 compared with $0.645 per share for the same period in 1997. The current $.67 per quarter rate represents an annualized rate of $2.68 per share. Omega's Board of Directors has declared a regular quarterly dividend of $.67 per share to be paid May 15, 1998 to common shareholders of record on April 30, 1998. Additionally, a regular quarterly preferred stock dividend of $.578 per share was declared payable on May 15, 1998 to Series A (9.25%) Cumulative Preferred shareholders of record on April 30, 1998.

New investments generally are funded from temporary borrowings on the revolving line of credit facility. Interest cost incurred by the Company on borrowings under the acquisition line will vary depending upon fluctuations in prime and/or LIBOR rates, and upon changes in the Company's ratings by rating agencies. The Company's borrowings under its revolving line of credit currently bear interest at LIBOR plus 1.00% or, at the Company's option at the prime rate. The Company expects to periodically replace funds drawn on the acquisition line through fixed-rate long-term borrowings, the placement of convertible debentures, or the issuance of additional shares of capital stock. Historically, the Company's strategy has been to match the maturity of its indebtedness with the maturity of its assets and to employ fixed-rate long-term debt to the extent practicable.

                              DESCRIPTION OF NOTES

The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the "Debt Securities" set forth in the accompanying Prospectus under "Securities -- Debt Securities," to which reference is hereby made.

GENERAL

The Notes constitute a separate series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued under an Indenture, dated as of August 27, 1997 (the "Original Indenture"), as supplemented by Supplemental Indenture No. 1, dated as of June 1, 1998 (the "Supplemental Indenture") and together with the Original Indenture as supplemented, the "Indenture") between the Company and NBD Bank, as trustee (the "Trustee"). The form of the Indenture has been filed as an exhibit to (or incorporated by reference into) the Registration Statement of which this Prospectus Supplement is a part and is available for inspection at the offices of the Company. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Notes are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and the Notes. All capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

The Notes will be limited to an aggregate principal amount of $125,000,000. The Notes will be direct unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of the Company's Subsidiaries. Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from encumbered or indirectly-held properties.

On March 31, 1998, on a pro forma basis after giving effect to the Offering and the application of the estimated net proceeds therefrom and certain other adjustments, including proceeds from the Series B Preferred Stock issued on April 28, 1998 and conversion of $13.5 million of subordinated debentures, as described under "Capitalization," the Company would have had approximately $401 million of indebtedness, of which approximately $22 million would have been secured by 11 properties. The Company may incur additional indebtedness, including secured debt, subject to the provisions described below under "-- Certain Covenants -- Limitations on Incurrence of Debt."

The Notes will be represented by one or more Global Securities registered in the name of Depository Trust Company ("DTC") or its nominees. The Notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof. The Notes will not be entitled to the benefit of any sinking fund.

PRINCIPAL AND INTEREST

The Notes will mature on June 1, 2002 and are not redeemable prior to maturity.

The Notes will bear interest at   % per annum from June   , 1998 or from the
immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 1998 (each, an "Interest Payment Date"), to the Persons in whose name the Notes are registered in the Security Register on the preceding May 15 or November 15, (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment

Date or the Maturity Date, as the case may be if such payment is timely made. "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banks in the City of New York, or in the City of Detroit, are authorized or required by law, regulation or executive order to close.

For so long as the Notes are represented by a Global Security registered in the name of a Depositary, payments of principal, premium, if any, and interest will be made in the manner set forth in the Section entitled "Securities -- Debt Securities -- Global Securities" in the Prospectus accompanying this Prospectus Supplement.

CERTAIN COVENANTS

Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum ("Adjusted Total Assets") of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (the "Commission") (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Secured Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

In addition to the foregoing limitations on the Incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first day of such four-quarter period has been repaid or retired at the beginning of such period (except that, in making such computation the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt since the first day of such four-quarter period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation.

Maintenance of Total Unencumbered Assets. The Company and its Subsidiaries will maintain Total Unencumbered Assets (as defined below) of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of the Company and its Subsidiaries on a consolidated basis.

Provision of Financial Information. Whether or not the Company is subject to
Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 and 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days after each Required Filing Date (i) if the Company is not then subject to such Section 13 or 15(d), transmit by mail to all Holders of Notes, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

Waiver of Certain Covenants. The Company may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the Notes (except any such term, provision or condition which could not be amended without the consent of all Holders of Notes), if before or after the time for such compliance the Holders of at least a majority in principal amount of all the outstanding Notes, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition. Except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

Existence. Except as permitted under "-- Merger, Consolidation or Sale," the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business.

As used herein, and in the Indenture:

"Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

"Annual Service Charge" as of any date means the maximum amount which is expensed in any 12-month period for interest on Debt of the Company and its Subsidiaries.

"Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

"Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount and deferred financing costs, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

"Debt" of the Company or any Subsidiary means, without duplication, any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money of a Person other than the Company or a Subsidiary which is secured by any Encumbrance existing on property owned by the Company or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of the Company or any Subsidiary otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purpose of collection in the ordinary course of business). Debt of another Person (other than the Company or any Subsidiary), (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the term of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock or shares), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock or shares), in each case on or prior to the Stated Maturity of the Notes.

"Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, as reflected in the financial statements of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

"Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

"Secured Debt" means Debt secured by an Encumbrance.

"Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or
(ii) the outstanding equity interests of which are owned, directly or indirectly, by such Person. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

"Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets (as defined below) and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

"Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an Encumbrance for borrowed money, determined in accordance with GAAP (but excluding accounts receivable and intangibles).

"Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

"Unsecured Debt" means Debt which is not secured by any Encumbrance upon any of the properties of the Company or any Subsidiary.

MERGER, CONSOLIDATION OR SALE OF ASSETS

The Company may not consolidate with or merge into any other entity, or convey, lease or transfer all or substantially all of its properties or assets to any Person, unless (i) the Person formed by such consolidation or into which the Company is merged the Person which acquires by conveyance, lease or transfer all or substantially all of the properties and assets of the Company shall be a person organized and existing under the laws of the United States of America or any State or the District of Columbia, and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of and interest, if any, on all the Debt Securities and the performance of every covenant of the Indenture on the part of the Company to be performed or observed, (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing and (iii) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

EVENTS OF DEFAULT

The Indenture provides that the following events are "Events of Default" with respect to the Notes: (a) default in the payment of any interest on any Notes when such interest becomes due and payable that continues for a period of 30 days, (b) default in the payment of the principal of any Notes when due and payable; (c) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture with respect to the Notes and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; (d) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days after written notice to the Company as provided in the Indenture; (e) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; and (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act of 1933, as amended.

If an Event of Default specified in clause (f) above, relating to the Company or any Significant Subsidiary occurs, the principal amount of all outstanding Notes shall become due and payable without any declaration or other act on the part of the Trust or of the Holders.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

The provisions of the Indenture relating to defeasance and covenant defeasance will apply to the Notes. Each of the covenants described under "-- Certain Covenants" herein will be subject to covenant defeasance.

BOOK-ENTRY SYSTEM

The provisions described under "Securities -- Debt Securities -- Global Securities" in the accompanying Prospectus will apply to the Notes.

DTC has advised the Company of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (as defined in the accompanying Prospectus) deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

GOVERNING LAW

The Indenture will be governed by and shall be construed in accordance with the laws of the State of New York.

NO PERSONAL LIABILITY

No past, present or future stockholder, employee, officer or director of the Company or any successor thereof shall have any liability for any obligation, covenant or agreement of the Company contained under the Notes or the Indenture. Each Holder of Notes by accepting such Notes waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Notes.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE NOTES INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

General. The Company has elected to be taxed as a REIT under Section 856 through 860 of the Code. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code for its taxable years since inception and through and including December 31, 1997, and the Company intends to continue to operate in such a manner, but no assurance can be given that the Company has operated or will be able to continue to operate in a manner so as to qualify or remain qualified.

The sections of the Code that govern the federal income tax treatment of a REIT are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and the administrative and judicial interpretations thereof.

In the opinion of Argue Pearson Harbison & Myers, LLP as REIT counsel to the Company, whose opinion has been filed as an Exhibit to the Registration Statement of which the Prospectus Supplement is a part, the Company is organized and has operated in conformity with the requirements for qualification and taxation as a REIT, and its proposed method of operation will enable it to continue to meet the requirements for continued qualification and taxation as a REIT under the Code. This opinion is based on various assumptions, and is conditioned upon certain representations made by the Company concerning its business and properties. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code including but not limited to the source or its income and the nature and diversification of its assets. Accordingly, no assurance can be given that the various results of the Company's operation from any particular taxable year will satisfy such requirements. Further, such requirements may be changed, perhaps retroactively, by legislative or administrative actions at any time. The Company has neither sought nor obtained any formal ruling from the Internal Revenue Service (the "IRS") regarding its qualification as a REIT and presently has no plan to apply for any such ruling. See "-- Failure to Qualify."

If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that if the Company has a net capital gain, it will be taxed at regular corporate rates on its undistributed REIT taxable income, computed without regard to net capital gain and the deduction for capital gains dividends, plus a 35% tax on undistributed net capital gain, if its tax as thus computed is less than the tax computed in the regular manner. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest regular corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than sales of foreclosure property and sales that qualify for a statutory safe harbor) held primarily for sale to customers in the ordinary course of business by the Company, (i.e., when the Company is acting as a dealer)), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute by the end of each year at least the sum of (i) 85% of its REIT ordinary income for such year,
(ii) 95% of its REIT capital gain net income for such year (other than capital gain income the Company elects to retain and pay tax on), and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset (a "Built-In Gain Asset") from a C corporation (i.e. generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset on the date such asset was acquired by the Company over (b) the Company's adjusted basis in such asset on such date), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume the Company will make an election pursuant to IRS Notice 88-19.

Failure to Qualify. If the Company fails to qualify as a REIT in any taxable year, and certain relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible and the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its shareholders or to meet debt service obligations. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. Failure to qualify could result in the Company's incurring indebtedness or liquidating investments in order to pay the resulting taxes.

TAXATION OF THE NOTES

Interest on the Notes. A holder of a Note will be required to report interest earned on the Note as ordinary interest income for U.S. Federal income tax purposes in accordance with such holder's method of tax accounting.

Disposition of the Notes. A holder's tax basis for a Note generally will be such holder's purchase price for the Note. Upon the sale, exchange, redemption, retirement or other disposition of a Note, a holder generally will recognize capital gain or loss equal to the difference (if any) between the amount realized (other than amounts attributable to accrued but unpaid stated interest which will be taxable as ordinary income) and such holder's tax basis in the Note. Such gain or loss shall be treated as long-term capital gain or loss if the Note was held for more than one year. In the case of individuals, any such gain will be subject to a maximum rate of 28% if the Note has been held for more than one year but less than eighteen months and will be subject to a maximum tax rate of 20% if the Note has been held for more than eighteen months.

NON-U.S. HOLDERS

Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on payments of interest on a Note, provided that (i) the holder is not (A) a direct or indirect owner of 10% or more of the total voting power of all voting stock of the Company or (B) a controlled foreign corporation related to the Company through stock ownership, (ii) such interest payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and (iii) the Company or its paying agent receives certain information from the holder (or a financial institution that holds the Notes in the ordinary course of its trade or business) certifying that such holder is a Non-U.S. Holder. See "-- Information Reporting and Backup Withholding" for recent changes to the requirements described in (iii) above. Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. Federal income or withholding tax on gains from the sale or other disposition of a Note, provided that (i) such gains are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and (ii) such Non-U.S. Holder is not an individual who is present in the United States for 183 days or more in the taxable year of disposition and meets certain other requirements.

INFORMATION REPORTING AND BACKUP WITHHOLDING

On October 6, 1997, the Treasury Department issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations generally will be effective with respect to payments made after December 31, 1999. Except as provided below, this section describes rules applicable to payments made on or before December 31, 1999.

A holder of a Note may be subject to backup withholding at a rate of 31% with respect to interest paid on the Note and proceeds from the sale, exchange, redemption or retirement of the Note, unless such holder (i) is a corporation or comes within with certain other exempt categories and, when required, demonstrates that fact or (ii) provides a correct taxpayer identification number (social security number or employer identification number), certifies as to its exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Certain penalties may be imposed by the IRS on a holder that is required to supply information but does not do so in the proper manner.

A Non-U.S. Holder generally will be exempt from backup withholding and information reporting requirements, but may be required to comply with certification and identification procedures in order to obtain an exemption from backup withholding and information reporting.

Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder's U.S. Federal income tax (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS.

The Final Regulations impose certain certification and documentation requirements on Non-U.S. Holders claiming an exemption from withholding, information reporting and backup withholding on interest paid on the Notes and proceeds of a sale of the Notes.

PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE EFFECT, IF ANY, OF THE FINAL REGULATIONS ON THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

OTHER TAX CONSEQUENCES

The Company and its investors may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. There may be other federal, state, local or foreign tax considerations applicable to the circumstances of a particular investor. Prospective investors are urged to consult their own tax advisors with respect to such matters.

Certain employee benefit plans and individual retirement accounts and individual retirement annuities ("IRAs") (collectively, "Plans"), are subject to various provisions of the Employee Retirement Income Security Act 1974, as amended ("ERISA") and the Code. Before investing in the Notes of the Company, a Plan fiduciary should ensure that such investment is in accordance with ERISA's general fiduciary standards. In making such a determination, a Plan fiduciary should ensure that the investment is in accordance with the governing instruments and the overall policy of the Plan, and that the investment will comply with the diversification and composition requirements of ERISA. In addition, provisions of ERISA and the Code prohibit certain transactions using Plan assets that involve persons who have specified relationships with a Plan. The consequences of such prohibited transactions include excise taxes, disqualifications of IRAs and other liabilities. A Plan fiduciary should ensure that any investment in the Notes will not constitute such a prohibited transaction.

                                  UNDERWRITING

Subject to the terms and conditions of the Underwriting Agreement, dated the date hereof (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the respective principal amount of Notes set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
                        UNDERWRITERS                                OF NOTES
                        ------------                            ----------------
J.P. Morgan Securities Inc. ................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                                  ------------
     Total..................................................      $125,000,000
                                                                  ============

Under the terms and conditions of the Underwriting Agreement, the Underwriters will be obligated to purchase all of the Notes if any are purchased.

The Underwriters have advised the Company that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at that price
less a concession not in excess of    % of the principal amount of the Notes.
The Underwriters may allow, and the dealers may reallow, a concession not in
excess of    % of the principal amount of the Notes to certain other dealers.
After the initial public offering, the public offering price and the concession may be changed.

In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, in the open market to cover syndicate shorts or to stabilize the prices of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering, if the syndicate repurchases previously distributed Notes in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the prices of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

In the ordinary course of their respective businesses, affiliates of the Underwriters have engaged, or may in the future engage, in commercial banking and investment banking transactions with the Company and its affiliates.

                                 LEGAL MATTERS

Certain legal matters will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York, by Argue Pearson Harbison & Myers, LLP, Los Angeles, California and by Venable, Baetjer and Howard, LLP, Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

PROSPECTUS
-----------------

                        OMEGA HEALTHCARE INVESTORS, INC.

                         COMMON STOCK, PREFERRED STOCK,
                    DEBT SECURITIES AND SECURITIES WARRANTS

     Omega Healthcare Investors, Inc., (the "Company") may from time to time offer in one or more series (i) shares of its common stock, par value $.10 per share (the "Common Stock"); (ii) shares of its preferred stock, par value $1.00 per share (the "Preferred Stock"); (iii) its unsecured debt securities (the "Debt Securities"); or (iv) warrants to purchase Common Stock (the "Common Stock Warrants"), warrants to purchase Debt Securities (the "Debt Securities Warrants"), and warrants to purchase Preferred Stock (the "Preferred Stock Warrants"), with an aggregate public offering price of up to $200,000,000, on terms to be determined at the time of offering. The Common Stock Warrants, the Debt Securities Warrants and the Preferred Stock Warrants shall be referred to herein collectively as the "Securities Warrants." The Common Stock, Preferred Stock, Debt Securities, and Securities Warrants (collectively, the "Securities") may be offered, separately or together, in separate series amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The terms of the Preferred Stock, including specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock will be set forth in the applicable Prospectus Supplement. In the case of the Debt Securities, the specific title, aggregate principal amount, form (which may be registered or global), maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, any sinking fund provisions and any conversion provisions will be set forth in the applicable Prospectus Supplement. In the case of the Securities Warrants, the duration, offering price, exercise price and detachability, if applicable, will be set forth in the applicable Prospectus Supplement. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities or redemption or conversion terms, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes. The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.
                                                        (continued on next page)
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
    MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            ------------------------
    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS
                    ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                            ------------------------

                THE DATE OF THIS PROSPECTUS IS SEPTEMBER 3, 1997

Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities. The net proceeds to the Company from the sale of any of the Securities will be set forth in the applicable Prospectus Supplement.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C. (Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549), and at the Commission's Regional Offices in Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60665) and New York City (7 World Trade Center, 13th Floor, New York, New York 10048). Copies of such material can be obtained from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The common stock of the Company is listed on the New York Stock Exchange and reports, proxy statements and other information concerning Omega Healthcare Investors, Inc. can be inspected at 20 Broad Street, New York, New York. The Company has filed with the Commission a Registration Statement on Form S-3 with respect to the securities offered hereby. This Prospectus and any accompanying Prospectus Supplement do not contain all information set forth in the Registration Statement, in accordance with the rules and regulations of the Commission, and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933 and to which reference is hereto made.

                      DOCUMENTS INCORPORATED BY REFERENCE

The following documents previously filed with the Commission are incorporated in this Prospectus by reference:

          - Annual Report of the Company on Form 10-K for the year ended December 31, 1996;

          - Quarterly Reports of the Company on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997;

          - Current Reports of the Company on Form 8-K dated April 25, 1997 and August 5, 1997;

          - The description of the Company's Common Stock, $.10 par value, contained in its Initial Registration Statement on Form 8-A, filed under
     Section 12 of the Securities Exchange Act of 1934, and declared effective by the Commission on August 7, 1992.

All documents filed by Omega Healthcare Investors, Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, subsequent to the date hereof and prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. All information appearing in this Prospectus is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing in the documents incorporated by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Omega Healthcare Investors, Inc. will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits other than exhibits specifically incorporated by reference therein) of any or all documents incorporated by reference into this Prospectus within the meaning of Section 10(a) of the Securities Act of 1933. Requests for such copies should be directed to Essel W. Bailey, Jr., President of the Company, at the Company's principal executive offices at 905 West Eisenhower Circle, Suite 110, Ann Arbor, Michigan 48103, telephone (734) 747-9790.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

Omega Healthcare Investors, Inc. (the "Company") was incorporated in the State of Maryland on March 31, 1992. It is a self administered real estate investment trust which invests in income producing healthcare facilities, principally long-term care facilities located primarily in the United States.

As of June 30, 1997, the Company's portfolio of investments in the United States consisted of 232 long-term care facilities and 3 medical office buildings. The Company owns and leases to healthcare operators 144 of such long-term care facilities with a total of approximately 13,250 beds and the 3 medical office buildings, and provides mortgages, including participating and convertible mortgages, on 88 of such long-term care facilities with a total of approximately 9,200 beds. The Company's facilities are located in 26 states and operated by 34 unaffiliated operators. The Company also has an interest in and provides management/advisory services to Principal Healthcare Finance Limited, a partially-owned affiliate which owns and leases to healthcare operators 116 nursing homes in the United Kingdom. The net carrying amount of the Company's investments at June 30, 1997 totaled $711 million.

The Company's business objectives are to generate stable and increasing cash flow and provide the opportunity for increased dividends from annual increases in rental and interest revenue participation and from portfolio growth and to preserve and protect shareholders' capital, pay regular cash dividends and provide holders of common stock the opportunity to realize capital growth.

The Company intends to make and manage its investments (including the sale or disposition of property or other investments) in such a manner as to be consistent with the requirements of the Code (or regulations thereunder) to qualify as a real estate investment trust ("REIT"), unless, because of changes in circumstances or changes in the Code (or regulations thereunder), the Board of Directors determines that it is no longer in the best interests of the Company to qualify as a REIT.

The executive offices of the Company are located at 905 West Eisenhower Circle, Suite 110, Ann Arbor, Michigan 48103. Its telephone number is (734) 747-9790.

INVESTMENT STRATEGIES AND POLICIES

The Company maintains a diversified portfolio of income-producing healthcare facilities or mortgages thereon, with a primary focus on long-term care facilities located in the United States. In making investments, the Company generally seeks established, creditworthy, middle market healthcare operators which meet the Company's standards for quality and experience of management. Although the Company has emphasized long-term care investments, it intends to diversify prudently into other types of healthcare facilities or other properties. The Company actively seeks to diversify its investments in terms of geographic location, operators and facility types.

In evaluating potential investments, the Company considers such factors as: (i) the quality and experience of management and the creditworthiness of the operator of the facility; (ii) the adequacy of the facility's historical, current and forecasted cash flow to meet operational needs, capital expenditures and lease or debt service obligations; (iii) the construction quality, condition and design of the facility; (iv) the geographic area and type of facility; (v) the tax, growth, regulatory and reimbursement environment of the community in which the facility is located; (vi) the occupancy and demand for similar healthcare facilities in the same or nearby communities; and (vii) the payor mix of private, Medicare and Medicaid patients.

The Company plans to maintain its percentage of equity and equity-linked investments at approximately 70% of its portfolio and to increase the number of operators and geographic diversity of the facilities in its portfolio as well as to continue to expand its relationships with current operators.

The Company believes that a growing market exists for REITs focusing on the long-term care industry. According to data from the U.S. Census Bureau, in 1995 there were approximately 3.6 million Americans over the age of 85, comprising 1.4% of the total U.S. population. From 1960 to 1994, the population within this age group increased at more than five times the rate of the increase for the total population. The Company believes that the fundamentals of the long-term care and nursing home industry will continue to be strong and provide good opportunity for additional investment in the foreseeable future. The long-term care industry provides sub-acute medical and custodial care to the senior population of the United States. The demand for long-term care comes principally from those individuals over 85 years of age. Due to demographic trends, regulation and government support, the company believes that the long-term care sector of the healthcare industry has been one of the less volatile segments of the industry.

The Company continually assesses and reassesses investments in other healthcare and senior medical services markets, including the assisted living market. Assisted living units are designed for seniors who need assistance with basic activities such as bathing, meal preparation and eating. While strong demographic demands support this segment, low barriers to entry and the unregulated nature of assisted living pose additional risks in this healthcare segment. The Company believes that there may be selected opportunities to participate in this sector, but to date has not made significant investments in properties of this type.

Additionally, the Company believes that acute care hospitals presently represent a substantial portion of healthcare expenditures in the United States. While the Company has made limited investments in this segment, with a total of approximately $30 million invested as of the date of this Prospectus, the Company anticipates that future investments will result from the need for capital and the evolving demand for healthcare properties operated by acute care delivery systems.

A fundamental investment strategy of the Company is to obtain contractual rent escalations under long-term, non-cancelable "triple net" leases and revenue participations through participating mortgage loans, and to obtain substantial security deposits. The Company may participate in mortgage loans through ownership of collateralized mortgage obligations or other securitization of mortgages.

The Company may determine to finance acquisitions through the exchange of properties or the issuance of shares of its capital stock to others, if such transactions otherwise satisfy the Company's investment criteria. The Company also has authority to repurchase or otherwise reacquire its Common Stock or any other securities and may determine to do so in the future.

To the extent that the Company's Board of Directors determines to obtain additional capital, the Company may raise such capital through additional equity offerings, debt financings or retention of cash flow (subject to provisions of the Internal Revenue Code of 1986, as amended concerning the taxability of undistributed income of "real estate investment trusts"), or a combination of these methods.

BORROWING POLICIES

The Company may incur additional indebtedness, and anticipates eventually attaining and then expects to generally maintain a long-term debt-to-capitalization ratio of approximately 40%. The Company intends to review periodically its policy with respect to its debt-to-capitalization ratio and to adapt such policy as its management deems prudent in light of prevailing market conditions. The Company's strategy generally has been to match the maturity of its indebtedness with the maturity of its assets, and to employ long term, fixed rate debt to the extent practicable.

The Company will use the proceeds of any additional indebtedness to provide permanent financing for investments in additional healthcare facilities. The Company may obtain either secured or unsecured indebtedness, which may be convertible into capital stock or accompanied by warrants to purchase capital stock. Where debt financing is present on terms deemed favorable, the Company may invest in properties subject to existing loans, secured by mortgages, deeds of trust or similar liens on the properties.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

The ratio of earnings to combined fixed charges and preferred stock dividends are as follows:

                                                                                                  SIX MONTHS
                                                                       YEAR ENDED                   ENDED
                                      AUGUST 14, 1992                 DECEMBER 31,                 JUNE 30,
                                       (INCEPTION) TO       --------------------------------    --------------
                                    DECEMBER 31, 1992(1)    1993     1994     1995     1996     1996     1997
                                    --------------------    ----     ----     ----     ----     ----     ----
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends(2)..............         15.45x           3.51x    2.69x    2.92x    2.66x    2.75x    2.63x

---------------
(1) Operations of the Company commenced on August 14, 1992.

(2) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, net earnings (before extraordinary charge from prepayment of debt in 1995) has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and, starting with the period ended June 30, 1997, preferred stock dividends for the Series A Cumulative Preferred Stock.

                                USE OF PROCEEDS

Unless otherwise specified in the Prospectus Supplement which accompanies this Prospectus, the net proceeds from the sale of the Securities offered from time to time hereby will be used for the repayment of the Company's revolving line of credit, to fund additional investments and general corporate purposes.

                           DESCRIPTION OF SECURITIES

The Company may offer under this Prospectus one or more of the following categories of its Securities: (i) shares of its Common Stock, par value $0.10 per share; (ii) shares of its Preferred Stock, par value $1.00 per share, in one or more series; (iii) Debt Securities, in one or more series; (iv) Common Stock Warrants; (v) Preferred Stock Warrants; (vi) Debt Warrants; and (vii) any combination of the foregoing, either individually or as units consisting of one or more of the types of Securities described in clauses (i) through (vi). The terms of any specific offering of Securities, including the terms of any units offered, will be set forth in a Prospectus Supplement relating to such offering.

The authorized capital stock of the Company currently consists of 50,000,000 shares of Common Stock, par value $0.10 per share, and 10,000,000 shares of Preferred Stock, par value $1.00 per share. As of June 30, 1997, the Company had 19,065,324 shares of its Common Stock and 2,300,000 shares of its 9.25% Series A Cumulative Preferred Stock issued and outstanding. The Common Stock and 9.25% Series A Cumulative Preferred Stock are listed on the New York Stock Exchange. The Company intends to apply to list any additional shares of its Common Stock which are issued and sold hereunder. The Company may apply to list any additional series of Preferred Stock which are offered and sold hereunder, as described in the Prospectus Supplement relating to such Preferred Stock.

                                  COMMON STOCK

All shares of Common Stock participate equally in dividends payable to stockholders of Common Stock when and as declared by the Board of Directors and in net assets available for distribution to stockholders of Common Stock on liquidation or dissolution, have one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights in the election of directors. All issued and outstanding shares of Common Stock are, and the Common Stock offered hereby will be upon issuance, validly issued, fully paid and nonassessable. Holders of the Common Stock do not have preference, conversion, exchange or preemptive rights. The Common Stock is listed on the New York Stock Exchange (NYSE Symbol "OHI").

REDEMPTION AND BUSINESS COMBINATION PROVISIONS

If the Board of Directors shall, at any time and in good faith, be of the opinion that direct or indirect ownership of at least 9.9% or more of the voting shares of capital stock has or may become concentrated in the hands of one beneficial owner, the Board of Directors shall have the power (i) by lot or other means deemed equitable by it to call for the purchase from any stockholder of the Company a number of voting shares sufficient, in the opinion of the Board of Directors, to maintain or bring the direct or indirect ownership of voting shares of capital stock of such beneficial owner to a level of no more than 9.9% of the outstanding voting shares of the Company's capital stock, and (ii) to refuse to transfer or issue voting shares of capital stock to any person whose acquisition of such voting shares would, in the opinion of the Board of Directors, result in the direct or indirect ownership by that person of more than 9.9% of the outstanding voting shares of capital stock of the Company. Further, any transfer of shares, options, warrants, or other securities convertible into voting shares that would create a beneficial owner of more than 9.9% of the outstanding voting shares shall be deemed void ab initio and the intended transferee shall be deemed never to have had an interest therein. The purchase price for any voting shares of capital stock so redeemed shall be equal to the fair market value of the shares reflected in the closing sales prices for the shares, if then listed on a national securities exchange, or the average of the closing sales prices for the shares if then listed on more than one national securities exchange, or if the shares are not then listed on a national securities exchange, the latest bid quotation for the shares if then traded over-the-counter, on the last business day immediately preceding the day on which notices of such acquisitions are sent by the Company, or, if no such closing sales prices or quotations are available, then the purchase price shall be equal to the net asset value of such stock as determined by the Board of Directors in accordance with the provisions of applicable law. From and after the date fixed for purchase by the Board of Directors, the holder of any shares so called for purchase shall cease to be entitled to distributions, voting rights and other benefits with respect to such shares, except the right to payment of the purchase price for the shares.

The Articles of Incorporation require that, except in certain circumstances, Business Combinations (as defined) between the Company and a beneficial holder of 10% or more of the Company's outstanding voting stock (a "Related Person") be approved by the affirmative vote of at least 80% of the outstanding voting shares of the Company.

A Business Combination is defined in the Articles of Incorporation as (a) any merger or consolidation of the Company with or into a Related Person, (b) any sale, lease, exchange, transfer or other disposition, including without limitation a mortgage or any other security device, of all or any "Substantial Part" (as defined) of the assets of the Company (including without limitation any voting securities of a subsidiary) to a Related Person, (c) any merger or consolidation of a Related Person with or into the Company, (d) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of a Related Person to the Company, (e) the issuance of any securities (other than by way of pro rata distribution to all stockholders) of the Company to a Related Person, and (f) any agreement, contract or other arrangement providing for any of the transactions described in the definition of Business Combination. The term "Substantial Part" shall mean more than 10% of the book value of the total assets of the Company as of the end of its most recent fiscal year ending prior to the time the determination is being made.

Pursuant to the Articles of Incorporation, the Company's Board of Directors is classified into three classes. Each class of directors serves for a term of three years, with one class being elected each year. As of the date of this Prospectus, there are seven directors, two in each of two classes of directors, and three in one class.

The foregoing provisions of the Articles of Incorporation and certain other matters may not be amended without the affirmative vote of at least 80% of the outstanding voting shares of the Company.

The foregoing provisions may have the effect of discouraging unilateral tender offers or other takeover proposals which certain stockholders might deem in their interests or in which they might receive a substantial premium. The Board of Directors' authority to issue and establish the terms of currently authorized Preferred Stock, without stockholder approval, may also have the effect of discouraging takeover attempts. See "Preferred Stock." The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulation of shares, deprive stockholders of opportunities to sell at a temporarily higher market price. However, the Board of Directors believes that inclusion of the Business Combination provisions in the Articles of Incorporation may help assure fair treatment of stockholders and preserve the assets of the Company.

The foregoing summary of certain provisions of the Articles of Incorporation does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and the Articles of Incorporation, a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part.

TRANSFER AGENT AND REGISTRAR

First Chicago Trust Company of New York is the transfer agent and registrar of the Common Stock and Preferred Stock.

                                PREFERRED STOCK

The terms of any series of the Preferred Stock offered by any Prospectus Supplement will be as described in such Prospectus Supplement. The following description of the terms of the Preferred Stock, except as modified in a Prospectus Supplement, sets forth certain general terms and provisions of the Preferred Stock. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation (the "Articles of Incorporation"), and the Board of Directors' resolution or articles supplementary (the "Articles Supplementary") relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

GENERAL

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.10 par value per share, and 10,000,000 shares of preferred stock, $1.00 par value per share ("preferred stock of the Company," which term, as used herein, includes the Preferred Stock offered hereby).

Under the Articles of Incorporation, the Board of Directors of the Company is authorized without further stockholder action to provide for the issuance of up to an additional 7,700,000 shares of preferred stock of the Company, in one or more series, with such designations, preferences, powers and relative participating, optional or other special rights and qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as shall be stated in the resolution providing for the issue of a series of such stock, adopted, at any time or from time to time, by the Board of Directors of the Company. The Company has outstanding 2,300,000 shares of its 9.25% Series A Cumulative Preferred Stock.

The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such

Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion rights; (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. Unless otherwise stated in a Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and distributions of assets with each other series of the Preferred Stock. The rights of the holders of each series of the Preferred Stock will be subordinate to those of the Company's general creditors.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

See "Common Stock -- Redemption and Business Combination Provisions" for a description of certain provisions of the Articles of Incorporation, including provisions relating to redemption rights and provisions which may have certain anti-takeover effects.

DIVIDEND RIGHTS

Holders of the Preferred Stock of each series will be entitled to receive, when and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends on such dates and at such rates as will be set forth in, or as are determined by, the method described in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates, fixed by the Board of Directors of the Company, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

Dividends on any series of Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company shall have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

So long as the shares of any series of the Preferred Stock shall be outstanding, unless (i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of the Company (other than Junior Stock as defined below) and (ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any shares of any other preferred stock of the Company of any class or series (other than Junior Stock), the Company may not declare any dividends on any shares of Common Stock of the Company or any other stock of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or stock of the Company, other than Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than Junior Stock.

LIQUIDATION PREFERENCE

In the event of any liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of the Company ranking junior as to such distribution to such series of Preferred Stock, the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other shares of preferred stock of the Company (including any other series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of the Company will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by the Company.

If liquidating distributions shall have been made in full to all holders of shares of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

REDEMPTION

A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the time and at the redemption prices set forth in the Prospectus Supplement relating to such series. Shares of the Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued shares of preferred stock of the Company.

In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

So long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of the Company ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

CONVERSION RIGHTS

The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion.

VOTING RIGHTS

Except as indicated below or in a Prospectus Supplement relating to a particular series of the Preferred Stock, or except as required by applicable law, the holders of the Preferred Stock will not be entitled to vote for any purpose.

So long as any shares of the Preferred Stock of a series remain outstanding, the consent or the affirmative vote of the holders of at least 80% of the votes entitled to be cast with respect to the then outstanding shares of such series of the Preferred Stock together with any Parity Preferred (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of shares of the Company ranking prior to the Preferred Stock of such series as to dividends, voting or distribution of assets and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of such series of the Preferred Stock. In case any series of the Preferred Stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of the Parity Preferred then outstanding, the holders of shares of the Preferred Stock of such series, together with any series of the Parity Preferred which will be similarly affected, will be entitled to vote as a class, and the Company will not take such action without the consent or affirmative vote, as above provided, of at least 80% of the total number of votes entitled to be cast with respect to each such series of the Preferred Stock and the Parity Preferred, then outstanding, in lieu of the consent or affirmative vote hereinabove otherwise required.

With respect to any matter as to which the Preferred Stock of any series is entitled to vote, holders of the Preferred Stock of such series and any other series of preferred stock of the Company ranking on a parity with such series of the Preferred Stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "Parity Preferred") will be entitled to cast the number of votes set forth in the Prospectus Supplement with respect to that series of Preferred Stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of the Preferred Stock to vote together as a class with the holders of shares of one or more series of Parity Preferred, it is possible that the holders of such shares of Parity Preferred could approve action that would adversely affect such series of Preferred Stock, including the creation of a class of capital stock ranking prior to such series of Preferred Stock as to dividends, voting or distributions of assets.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

TRANSFER AGENT AND REGISTRAR

Unless otherwise indicated in a Prospectus Supplement relating thereto, First Chicago Trust Company of New York will be the transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock.

                                DEBT SECURITIES

Debt Securities may be issued from time to time in series under an Indenture (the "Indenture") dated August 27, 1997 between the Company and NBD Bank, as Trustee (the "Trustee"). As used under this caption, unless the context otherwise requires, Offered Debt Securities shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement. The statements under this caption are brief summaries of certain provisions contained in the Indenture, do not purport to be complete and are qualified in their entirety by reference to the Indenture, including the definition therein of certain terms, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following sets forth certain general terms and provisions of the Debt Securities. Further terms of the Offered Debt Securities will be set forth in the Prospectus Supplement.

GENERAL

The Indenture provides for the issuance of Debt Securities in series, and does not limit the principal amount of Debt Securities which may be issued thereunder.

Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities: (i) the specific title of the Offered Debt Securities;
(ii) the aggregate principal amount of the Offered Debt Securities; (iii) the percentage of the principal amount at which the Offered Debt Securities will be issued; (iv) the date on which the Offered Debt Securities will mature; (v) the rate or rates per annum or the method for determining such rate or rates, if any, at which the Offered Debt Securities will bear interest; (vi) the times at which any such interest will be payable; (vii) any provisions relating to optional or mandatory redemption of the Offered Debt Securities at the option of the Company or pursuant to sinking fund or analogous provisions; (viii) the denominations in which the Offered Debt Securities are authorized to be issued if other than $100,000; (ix) any provisions relating to the conversion or exchange of the Offered Debt Securities into Common Stock or into Debt Securities of another series; (x) the portion of the principal amount, if less than the principal amount, payable on acceleration; (xi) the place or places at which the Company will make payments of principal (and premiums, if any) and interest, if any, and the method of payment; (xii) whether the Offered Debt Securities will be issued in whole or in part in global form; (xiii) any additional covenants and Events of Default and the remedies with respect thereto not currently set forth in the Indenture; (xiv) the identity of the Trustee for the Debt Securities, and if not the Trustee, the identity of each paying agent and the Debt Securities Registrar; (xv) the currency or currencies other than United States Dollars in which any series of Debt Securities will be issued; and
(xvi) any other specific terms of the Offered Debt Securities.

One or more series of the Debt Securities may be issued as discounted Debt Securities (bearing no interest or bearing interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount. Tax and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

STATUS OF DEBT SECURITIES

The Debt Securities will be unsecured obligations of the Company and may be ranking on a parity with all other unsecured and unsubordinated indebtedness, or may be subordinated to certain other indebtedness of the Company.

CONVERSION RIGHTS

The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, a beneficial Holder may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.9% or more of the Company's shares of Common Stock.

ABSENCE OF RESTRICTIVE COVENANTS

Except as noted below under "Dividends, Distributions and Acquisitions of Capital Stock," the Company is not restricted by the Indenture from paying dividends or from incurring, assuming or becoming liable for any type of debt or other obligations or from creating liens on its property for any purpose. The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. Except as may be set forth in the Prospectus Supplement, there are no provisions of the Indenture which afford holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

OPTIONAL REDEMPTION

The Debt Securities will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to protect the Company's status as a REIT, at the option of the Company in the manner specified in the Indenture at a redemption price equal to 100% of the principal amount, premium, if any, plus interest accrued to the date of redemption. The Indenture does not contain any provision requiring the Company to repurchase the Debt Securities at the option of the Holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company.

DIVIDENDS, DISTRIBUTIONS AND ACQUISITIONS OF CAPITAL STOCK

The Indenture provides that the Company will not (i) declare or pay any dividend or make any distribution on its capital stock or to holders of its capital stock (other than dividends or distributions payable in its capital stock or other than as the Company determines is necessary to maintain its status as a REIT) or
(ii) purchase, redeem or otherwise acquire or retire for value any of its capital stock, or any warrants, rights or options or other securities to purchase or acquire any Shares of its capital stock (other than the Debt Securities) or permit any subsidiary to do so, if at the time of such action an Event of Default (as defined in the Indenture) has occurred and is continuing or would exist immediately after giving effect to such action.

EVENTS OF DEFAULT

An Event of Default with respect to Debt Securities of any series is defined in the Indenture as being (a) failure to pay principal of or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to deposit any sinking fund payment when due, in respect of any Debt Security of that series; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of one or more series of Debt Securities other than that series), continued for 60 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency, conservatorship, receivership or reorganization; and (f) any other Event of Default provided with respect to the Debt Securities of that series.

If an Event of Default with respect to the outstanding Debt Securities of any series occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are original issue discount Debt Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series to be due and payable immediately. At any time after the declaration of acceleration with respect to the Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration.

The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee and subject to certain limitations, the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MODIFICATIONS AND WAIVER

Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holders to, among other things, (a) evidence the succession of another corporation to the Company, (b) add to the covenants of the Company or surrender any right or power conferred upon the Company, (c) establish the form or terms of Debt Securities, including any subordination provisions, (d) cure any ambiguity, correct or supplement any provision which may be defective or inconsistent or make any other provisions with respect to matters or questions arising under the Indenture, provided that such action does not adversely affect the interests of the Holders of Debt Securities of any series in any material respect, (e) add to, delete, or revise conditions, limitations and restrictions on the authorized amounts, terms or purpose of Debt Securities, as set forth in the Indenture, or (f) evidence and provide for a successor Trustee.

Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest , if any, on any Debt Security , (b) reduce the principal amount of, or premium or interest if any, on any Debt Security, (c) reduce the amount of principal of an original issue discount Debt Security payable upon acceleration of the maturity thereof, (d) change the currency of payment of the principal of, or premium or interest, if any, on any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) modify the conversion provisions, if any, of any Debt Security in a manner adverse to the Holder of that Debt Security, or (g) reduce the percentage in principal amount of the outstanding Debt Security of any series, the consent of whose Holders is required for modification or amendment of that Indenture or for waiver of compliance with certain provisions of that Indenture or for waiver of certain defaults.

The Holders of a majority in aggregate principal amount of the outstanding Debt Security of each series may, on behalf of all Holders of the Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all Holders of the Debt Securities of that series, waive any past default under the Indenture with respect to the Debt Securities of that series, except a default in the payment of principal or premium or interest, if any, or a default in respect of a covenant or provision which under the terms of the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of the series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

The Indenture provides that the Company, without the consent of the Holders of any of the Debt Securities, may consolidate or merge with or into or transfer its assets substantially as an entirety to, any entity organized under the laws of the United States or any state, provided that the successor entity assumes the Company's obligations under the Indenture, that after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing, and that certain other conditions are met.

GLOBAL SECURITIES

The Debt Securities of a series may be issued in whole or in part in global form (the "Global Securities"). Except as set forth in a Prospectus Supplement, the terms and provisions with respect to any Global Securities will be as set forth in this Section captioned "Global Securities." The Global Securities will be deposited with a depositary (the "Depositary"), or with a nominee for a Depositary, identified in the Prospectus Supplement. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

The specific material terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Prospectus Supplement. The Company anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participant). So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture; provided, however, that the purposes of obtaining any consents or directions required to be given by the Holders of the Debt Securities, the Company, the Trustee and its agents will treat a person as the holder of such principal amount of Debt Securities as specified in a written statement of the Depositary. Except as set forth herein or otherwise provided in the Prospectus Supplement, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive physical delivery of such Debt Securities in definitive form and will not be considered the registered owners or Holders thereof under the Indenture, but the beneficial owners and Holders only.

Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any Paying Agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the Depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, if any, or interest will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants.

If the Depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue

Debt Securities of such series in definitive form in exchange for all of the Global Security or Securities representing such Debt Securities.

The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in Debt Securities represented by Global Securities.

                              SECURITIES WARRANTS

The Company may issue Securities Warrants for the purchase of Common Stock, Preferred Stock or Debt Securities. Securities Warrants may be issued independently or together with Common Stock, Preferred Stock or Debt Securities offered by any Prospectus Supplement and may be attached to or separate from such Common Stock, Preferred Stock, or Debt Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (a "Securities Warrant Agreement") to be entered into between the Company and a bank or trust company, as Securities Warrant agent, all as set forth in the Prospectus Supplement relating to the particular issue of offered Securities Warrants. The Securities Warrant agent will act solely as an agent of the Company in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreement and Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrants relating to each series of Securities Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Securities Warrants.

In the case of Securities Warrants for the purchase of Common Stock or Preferred Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price, and in the case of Securities Warrants for Preferred Stock the designation, aggregate number and terms of the series of Preferred Stock purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of any series of Preferred Stock with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Preferred Stock; (iv) the date, if any, on and after which such Securities Warrants and the related series of Preferred Stock or Common Stock will be transferable separately; (v) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date; (vi) any special United States Federal income tax consequences; and (vii) any other terms of such Securities Warrants.

If Securities Warrants for the purchase of Debt Securities are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants; (iii) the designation and terms of any series of Debt Securities, with which such Securities Warrants are being offered with each such Debt Securities; (iv) the date, if any, on and after which such Securities Warrants and the related series of Debt Securities will be transferable separately; (v) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vi) the date on which the right shall expire (the "Expiration Date"); (vii) whether the Securities Warrants will be issued in registered or bearer form; (viii) any special United States Federal income tax consequences; (ix) the terms, if any, on which the Company may accelerate the date by which the Securities Warrants must be exercised; and (x) any other terms of such Securities Warrants.

Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal or premium, if any, or interest, if any, on such Debt Securities or to enforce covenants in the applicable indenture. Prior to the exercise of any Securities Warrants to purchase Common Stock or Preferred Stock, holders of such Securities Warrants will not have any rights of holders of such Common Stock or Preferred Stock, including the right to receive payments of dividends, if any, on such Common Stock or Preferred Stock, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

Each Securities Warrant will entitle the holder thereof to purchase a number of shares of Common Stock, Preferred Stock or such principal amount of Debt Securities, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

Securities Warrants may be exercised by delivering to the Securities Warrant agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Common Stock, Preferred Stock or Debt Securities, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Common Stock, Preferred Stock or Debt Securities, as the case may be, purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO SECURITIES WARRANT AGREEMENT

The Securities Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

COMMON STOCK WARRANT ADJUSTMENTS

Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by a Common Stock Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Stock payable in capital stock and stock splits, combinations or reclassifications of the Common Stock, (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Securities Warrant Agreement for such series of Common Stock Warrants), and
(iii) certain distributions of evidences of indebtedness or assets (including cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Stock) or of subscription rights and warrants (excluding those referred to above).

No adjustment in the exercise price of, and the number of shares of Common Stock covered by a Common Stock Warrant will be made for regular quarterly or other periods of recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common

Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing in exchange for cash, other property or services.

In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock), (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company or (iii) reclassification, capital reorganization or change of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Stock Warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Stock.

                              PLAN OF DISTRIBUTION

The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

Underwriters may offer and sell Securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters or dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

The net proceeds to the Company from the sale of the Securities will be the purchase price of the Securities less any such discounts or commissions and the other attributable expenses of issuance and distribution.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Argue Pearson Harbison & Myers, LLP, Los Angeles, California.

                                    EXPERTS

The consolidated financial statements of Omega Healthcare Investors, Inc. (the Company), incorporated by reference from the Company's Annual Report on Form 10-K, for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     OMEGA HEALTHCARE INVESTORS, INC. LOGO